# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wilco 63 Corp, CIK 0002101470
CUSIP: G9640P104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: P.O. Box 10008, Pavillion East, Cricket Square, Grand Cayman, Cayman Islands (E9), KY1-1001
Date of event which requires filing of this statement: 06/17/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002101469

## Reporting persons
- Wilco 63 Holding LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (20% of the class)
  Comment: The 5,750,000 shares referred to in Rows 5, 7, and 9 represent 5,750,000 of the Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") in connection with the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-296376) (the "Registration Statement").
  
  Par Chadha is the managing member of HandsOn Global Management LLC, the sole managing member of Wilco 63 Holding LLC, and has voting and investment discretion with respect to the securities held of record by Wilco 63 Holding LLC.
  
  The 5,750,000 founder shares referred to in Rows 5, 7, and 9 exclude the 3,000,000 Class A Ordinary Shares issuable upon the exercise of 3,000,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Business Combination and expires five years after the completion of the Business Combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities--Warrants" in the Registration Statement.
  
  The percentage in Row 11 is based on the 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares issued and outstanding as of August 13, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission August 13, 2026.
- HandsOn Global Management LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (20% of the class)
  Comment: The 5,750,000 shares referred to in Rows 5, 7, and 9 represent 5,750,000 of the Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") in connection with the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-296376) (the "Registration Statement").
  
  Par Chadha is the managing member of HandsOn Global Management LLC, the sole managing member of Wilco 63 Holding LLC, and has voting and investment discretion with respect to the securities held of record by Wilco 63 Holding LLC.
  
  The 5,750,000 founder shares referred to in Rows 5, 7, and 9 exclude the 3,000,000 Class A Ordinary Shares issuable upon the exercise of 3,000,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Business Combination and expires five years after the completion of the Business Combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities--Warrants" in the Registration Statement.
  
  The percentage in Row 11 is based on the 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares issued and outstanding as of August 13, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission August 13, 2026.
- Par Chadha: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (20% of the class)
  Comment: The 5,750,000 shares referred to in Rows 5, 7, and 9 represent 5,750,000 of the Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") in connection with the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-296376) (the "Registration Statement").
  
  Par Chadha is the managing member of HandsOn Global Management LLC, the sole managing member of Wilco 63 Holding LLC, and has voting and investment discretion with respect to the securities held of record by Wilco 63 Holding LLC.
  
  The 5,750,000 founder shares referred to in Rows 5, 7, and 9 exclude the 3,000,000 Class A Ordinary Shares issuable upon the exercise of 3,000,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Business Combination and expires five years after the completion of the Business Combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities--Warrants" in the Registration Statement.
  
  The percentage in Row 11 is based on the 23,000,000 Class A Ordinary Shares and 5,750,000 Class B Ordinary Shares issued and outstanding as of August 13, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission August 13, 2026.

## Item 1. Issuer
Name of issuer: Wilco 63 Corp
Address of issuer's principal executive offices: P.O. Box 10008, Pavillion East, Cricket Square, Grand Cayman KY1-1001, Cayman Islands

## Item 2. Person Filing
Name of person filing: Wilco 63 Holding LLC, HandsOn Global Management LLC, and Par Chadha (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 8550 W Desert Inn Road, 102-452, Las Vegas, NV 89117
Citizenship: Wilco 63 Holding LLC and HandsOn Global Management LLC are limited liability companies formed in Nevada. Par Chadha is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Wilco 63 Holding LLC: /s/ Par Chadha, Par Chadha, Managing Member (08/13/2026)
- HandsOn Global Management LLC: /s/ Par Chadha, Par Chadha, Managing Member (08/13/2026)
- Par Chadha: /s/ Par Chadha, Par Chadha (08/13/2026)